FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020
Commission File Number: 001-35025

PERFORMANCE SHIPPING INC.
(Translation of registrant's name into English)
373 Syngrou Avenue, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Special Meeting of Shareholders

Performance Shipping Inc. (NASDAQ: PSHG), (the "Company"), a global shipping company specializing in the ownership of tankers, announced that a special meeting of shareholders of the Company was held on October 29, 2020 in Athens, Greece (the "Special Meeting"). Broadridge Financial Solutions, Inc. acted as inspector of the Special Meeting.

At the Special Meeting, the following proposal, which is set forth in more detail in the Notice of Special Meeting of Shareholders and the Company’s Proxy Statement sent to shareholders on or around October 1, 2020, was approved and adopted:

The approval of an amendment to the Company's Amended and Restated Articles of Incorporation to effect a reverse stock split of the Company's issued common stock, at a ratio of not less than one-for-two and not more than one-for-twenty, with the exact ratio to be set at a whole number within this range to be determined by the Company's board of directors, or any duly constituted committee thereof, in its discretion, and to authorize the Company's board of directors to implement the reverse stock split by filing an amendment to the Company's Amended and Restated Articles of Incorporation with the Registrar of Corporations of the Republic of the Marshall Islands.
Reverse Stock Split

The Company also announced that its Board of Directors (the “Board”) has determined to effect a reverse stock split of the Company’s common shares, par value $0.01 per share, at a ratio of one-for-ten. The Company’s shareholders approved the reverse stock split and granted the Board the authority to determine the exact split ratio and proceed with the reverse stock split at the Special Meeting. Attached to this report on Form 6-K (this "Report") as Exhibit 99.1 is a press release of the Company dated October 30, 2020, announcing the reverse stock split.

Attached to this Report as Exhibit 3.1 is a copy of the Articles of Amendment to the Amended and Restated Articles of Incorporation, as amended, of the Company, filed with the Registrar of Corporations of the Republic of the Marshall Islands on October 30, 2020, to effect the reverse stock split.

Attached to this Report as Exhibit 4.1 is a copy of the new form of share certificate for the Company's post-reverse stock split common shares.

The information contained in this Report on Form 6-K, excluding the included quote by Mr. Andreas Michalopoulos, is hereby incorporated by reference into the Company's registration statement on Form F-3 (File no. 333-197740) that was filed with the Commission with an effective date of August 13, 2014 and and the Company's registration statement on Form F-3 (File No. 333-237637), filed with the SEC with an effective date of April 23, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERFORMANCE SHIPPING INC.
(registrant)

Dated: November 2, 2020	By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Executive Officer, Director and Secretary